Exhibit A
CERAGON NETWORKS LTD.
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NOTICE OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS
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TO BE HELD ON JULY 12, 2021

Notice is hereby given that the 2021 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on July 12, 2021 at 4:00 PM (Israel time), at the offices of the Company, Nitzba City, Plot 300, Bldg. A, 7th floor, Rosh Ha’ayin, Israel, for the following purposes:

1.
To re-elect each of Zohar Zisapel, Ira Palti, Yael Langer and Shlomo Liran, and to elect each of Rami Hadar, Ilan Rosen and David Ripstein, to serve on the Board of Directors of the Company (the “Board”) for a term of approximately three (3) years ending on the date of the annual general meeting that will be held in 2024.

2.	To approve a grant of options to each of the Company’s non-executive directors, as part of their compensation for service as such;

3.	To approve certain compensation terms for the Company’s currently serving Chief Executive Officer, Mr. Ira Palti;

4.	To approve the terms of office and employment of Mr. Doron Arazi as the Company’s new Chief Executive Officer, effective upon his commencement of service; and

5.
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2021 and for the year commencing January 1, 2022 and until immediately following the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the Financial Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

At the Meeting, you will also have an opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2020. This item will not involve a vote of the shareholders.

Only shareholders of record at the close of business day on June 14, 2021, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and at any postponements or adjournments thereof.  All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience so that it will be received at the offices of the Company no later than twenty four (24) hours prior to the Meeting (i.e., 4:00 PM (Israel time) on July 11, 2021).  Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

We currently intend to hold the Meeting in person, subject to the Israeli Ministry of Health COVID-19 restrictions and instructions. However, depending on developments with respect to the COVID-19 pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on a Report on Form 6-K as promptly as practicable. Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company (the “Articles”), a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares, and any notice so given shall be sufficient notice to the holders of such share(s).

Joint holders of shares should also take note that, pursuant to Article 32(d) of the Articles, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) who tenders a vote, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

By Order of the Board of Directors,

Zohar Zisapel
Chairman of the Board of Directors

June 7, 2021

CERAGON NETWORKS LTD.

Nitzba City, Plot 300, Bldg. A, 7th floor, Rosh Ha’ayin, Israel
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PROXY STATEMENT
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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or “Shares”), of Ceragon Networks Ltd. (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at the Company’s 2021 Annual General Meeting of Shareholders (the “Meeting”), or at any postponements or adjournments thereof.

The Meeting will be held on July 12, 2021, at 4:00 PM (Israel time), at the offices of the Company, Nitzba City, Plot 300, Bldg. A, 7th floor, Rosh Ha’ayin, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows:

1.
To re-elect each of Zohar Zisapel, Ira Palti, Yael Langer and Shlomo Liran, and to elect each of Rami Hadar, Ilan Rosen and David Ripstein, to serve on the Board of Directors of the Company (the “Board”) for a term of approximately three (3) years ending on the date of the annual general meeting that will be held in 2024;

2.	To approve a grant of options to each of the Company’s non-executive directors, as part of their compensation for service as such;

3.	To approve certain compensation terms for the Company’s currently serving Chief Executive Officer, Mr. Ira Palti;

4.	To approve the terms of office and employment of Mr. Doron Arazi as the Company’s new Chief Executive Officer, effective upon his commencement of service; and

5.
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2021 and for the year commencing January 1, 2022 and until immediately following the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the Financial Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Additionally, at the Meeting, shareholders will be provided with the opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2020. This item will not involve a vote of the shareholders.

We currently intend to hold the Meeting in person, subject to the Israeli Ministry of Health COVID-19 restrictions and instructions. However, depending on developments with respect to the COVID-19 pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on a Report on Form 6-K as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on June 14, 2021, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters, which may properly come before the Meeting and any and all adjournments or postponements thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (but not less than twenty-four (24) hours prior to the time fixed for the Meeting); or (ii) voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. If a proxy is properly executed and received at the offices of the Company not less than twenty-four (24) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in the manner described above.

Proxies for use at the Meeting are being solicited by the Board, chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, electronic mail or other personal contact. We may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, we will pay the related costs. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to, and obtaining authority to execute proxies from, beneficial owners of Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be submitted to the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K.

QUORUM

Two or more shareholders, present in person or by proxy, entitled to vote and holding together Ordinary Shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be rescheduled for the following week and accordingly, will stand adjourned to July 19, 2021, at the same time and place. At such adjourned Meeting, any two (2) shareholders present in person or by proxy, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of May 18, 2021, regarding: (i) all persons or entities known to the Company to beneficially own more than 5% of the Company’s Ordinary Shares; (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”), of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s Ordinary Shares; and (iii) all Office Holders as a group.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

The “Number of Ordinary Shares Beneficially Owned” in the table below includes Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days as of May 18, 2021. The Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned (1)
Joseph D. Samberg (2)	8,100,065	9.72%
Zohar Zisapel (3)	7,117,174	8.54%
All Office Holders, including directors (as well as Mr. Zisapel), as a group (consists of 19 persons)	8,357,951	9.84%
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(1)	Based on 83,384,757 Ordinary Shares issued and outstanding as of May 17, 2021.
(2)	Joseph D. Samberg’s address is 1091 Boston Post Road, Rye, NY 10580.
(3)
Zohar Zisapel’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The ordinary shares held by Zohar Zisapel include (i) 3,594,986 ordinary shares held by Zohar Zisapel; (ii) 300,000 ordinary shares issuable upon the exercise of options granted to Mr. Zisapel exercisable as of February 28, 2021 or within 60 days thereafter; (iii) 1,101,245 ordinary shares are held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel; (iv) 18,717 ordinary shares are held by RAD Data Communications Ltd., an Israeli company of which Mr. Zisapel is a principal shareholder and a director. Mr. Zisapel and his brother, Mr. Yehuda Zisapel, and Ms. Nava Zisapel, have shared voting and dispositive power with respect to the ordinary shares held by RAD Data Communications Ltd.; and (v) 2,102,226 Ordinary Shares are held by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zisapel. The number of ordinary shares beneficially held by Zohar Zisapel is based on a Schedule 13G/A filed by Mr. Zisapel with the SEC on February 16, 2021.

For information relating to the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2020, please see “Item 6. Directors, Senior Management and Employees – B. Compensation - b) Individual Compensation of Office Holders” in our Annual Report for 2020, which was filed on Form 20-F with the SEC on March 8, 2021.

[1]
The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the chief executive officer.

ITEM 1

RE-ELECTION OF FOUR (4) DIRECTORS, ELECTION OF THREE (3) DIRECTORS

Background

Our Articles provide that the number of directors to serve on our Board shall be no less than five (5) and no more than nine (9) directors, unless otherwise resolved by our shareholders. The Board is currently comprised of seven (7) directors, all of whom are serving terms that expire at the conclusion of the Meeting.

Our directors are generally elected at the annual general meeting of shareholders for a term ending on the date of the third annual general meeting following the general meeting at which they were elected, unless earlier terminated in the event of such director’s death, resignation, bankruptcy, incapacity or removal. Accordingly, our currently serving directors were last elected at our 2018 annual general meeting of shareholders and they all serve until the date of the Meeting. Two of our currently serving directors, Mr. Meir Sperling and Mr. Avi Berger, previously served as our external directors, within the meaning of the Companies Law, until we opted out in 2019 of the external director rules, in accordance with the exemption provided under the Israeli Companies Regulations (Alleviation for Companies with Shares Registered for Trade in a Stock Exchange Outside of Israel) (the “Alleviation Regulations”). In accordance with the provisions of the Companies Law and the terms of the opt-out under the Alleviation Regulations, each of their respective terms is scheduled to end on June 12, 2021. However, pursuant to our Articles, our Board approved the extension of Messrs. Sperling’s and Berger’s terms of service until the end of the Meeting, similarly to the rest of our directors.

According to the Companies Law, a person who does not possess the skills required and the ability to devote the appropriate time to the performance of the office of director in a company, taking into consideration, among other things, the special requirements and size of that company, shall neither be appointed as a director nor serve as a director in a public company. A public company shall not convene a general meeting the agenda of which includes the appointment of a director, and a director shall not be appointed, unless the candidate has submitted a declaration that he or she possesses the skills required and the ability to devote the appropriate time required for the performance of his or her duties as a director in the company (a “Director Declaration”).

Further, a director who ceases to possess any qualification required under the Companies Law for holding the office of director or who becomes subject to any ground for termination of his/her office must inform the company immediately and his/her office shall terminate upon such notice.

General

Re-Election and Election of Directors

Following the recommendation of such nominees to the Board by the Company’s Nomination Committee, in accordance with rules of the Nasdaq Global Select Market (the “Nasdaq Rules”), it is proposed that each of Mr. Zohar Zisapel, Ms. Yael Langer, Mr. Ira Palti and Mr. Shlomo Liran be re-elected, and that Mr. Rami Hadar, Mr. Ilan Rosen and Mr. David Ripstein be elected, to serve as our directors. If re-elected or elected (as the case may be), each of the above-mentioned nominees will serve for a term of approximately three (3) years, ending on the date of the annual general meeting that will be held in 2024.

The Company has received a Director Declaration from each of the nominees for service as directors. The Company is not aware of any reason why Mr. Zisapel, Ms. Langer, Mr. Palti, Mr. Liran, Mr. Hadar, Mr. Rosen and Mr. Ripstein, if re-elected or elected (as the case may be), should be unable to serve as directors.

Further, shareholders should note that each of the nominees proposed for re-election has maintained a high level of participation in our Board and committees meetings, as applicable, throughout his or her previous term of service. The Company does not have any understanding or agreement with respect to the future election of any of the proposed nominees.

As for the three (3) new nominees to our Board, Messrs. Hadar, Rosen and Ripstein, the Company believes that each of them possess vast business and management experience, as well as varied expertise, which are expected to contribute to the work of our Board and to our continued growth.

Directors’ Independency

Under the Nasdaq Rules, the majority of our directors are required to be independent. The independence criteria under the Nasdaq Rules excludes, among others, any person who is: (i) a current or former (at any time during the past three years) employee of the company or its affiliates; or (ii) an immediate family member of an executive officer (at any time during the past three years) of the company or its affiliates. In addition, under the Companies Law, an “independent director” is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. However, as our shares are listed on the Nasdaq Global Select Market, we may also, in accordance with the Alleviation Regulations, classify directors who qualify as independent directors under the relevant non-Israeli rules, as “independent directors” under the Companies Law. Our Board has determined that each of Mr. Liran, Mr. Hadar, Mr. Rosen and Mr. Ripstein, qualify for service as an “independent director”, as defined by the Nasdaq Rules, and are therefore also “independent directors” under the Companies Law, pursuant to the relief provided in the Alleviation Regulations.

The following is a brief biography of each of the proposed nominees, based upon the records of the Company and information furnished to it by them:

Zohar Zisapel has served as the Chairman of our Board of Directors since we were incorporated in July 1996. Mr. Zisapel also serves as a director of RADCOM Ltd., a public company traded on Nasdaq. Mr. Zisapel founded or invested in many companies in the fields of Communications, Cyber Security and Automotive and serves as chairman or director of many private companies. Mr. Zisapel received a B.Sc. and a M.Sc. in electrical engineering from the Technion, Haifa Institute of Technology (“Technion”) and an M.B.A. from the Tel Aviv University. Mr. Zisapel satisfies the qualifications set forth for “accounting and financial expertise” as defined under the Companies Law.

Yael Langer has served as our director since December 2000. Ms. Langer served as our general counsel from July 1998 until December 2000. Ms. Langer is General Counsel and Secretary of RAD Data Communications Ltd. and other companies in the RAD-BYNET group. From December 1995 to July 1998, Ms. Langer served as Assistant General Counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer received an LL.B. from the Hebrew University in Jerusalem.

Ira Palti has served as our President and Chief Executive Officer since August 2005 and will step down from office on July 4, 2021, and has served as a Director since June 2018. From January 2003 to August 2005, Mr. Palti was Chief Executive Officer of Seabridge Ltd., a Siemens company that is a global leader in the area of broadband services and networks. Prior to joining Seabridge, he was the Chief Operating Officer of VocalTec Communications Ltd., responsible for sales, marketing, customer support and product development. Among the positions he held before joining VocalTec was founder of Rosh Intelligent Systems, a company providing software maintenance and AI diagnostic solutions and one of the first startups in Israel. Mr. Palti received a B.Sc. in mathematics and computer science (magna cum laude) from the Tel Aviv University.

Shlomo Liran has served as our director since August 2015, after gaining experience in senior management positions, including in the telecommunication industry. In October 2016 Mr. Liran was appointed as the CEO of Spuntech Industries Ltd. From July 2014 until January 2015, Mr. Liran served as the Chief Executive Officer of Hadera Paper Ltd. From 2010 to 2013, Mr. Liran served as the Chief Executive Officer of Avgol Nonwovens Ltd. During the years 2008 and 2009 Mr. Liran served as the Chief Executive Officer of Ericsson Israel Ltd., and from 2004 to 2007 he served as Chief Executive Officer of TRE (Scandinavian cellular network) in Sweden and in Denmark. From 2000 to 2003, he served as Chief Executive Officer of YES Satellite Multi-Channel TV. Prior to that, Mr. Liran spent thirteen years in Strauss as CEO (1995-2000), General Manager of the Dairy Division (1991-1995) and VP Operations (1987-1991). Mr. Liran holds a B.Sc. in Industrial Engineering from the Technion, an M. Eng. System Analysis from University of Toronto, Canada and an AMP-ISMP advanced management program from the Harvard Business School. Mr. Liran is one of our independent directors and is considered a “financial expert” for the purposes of the Nasdaq Rules, and also satisfies the qualifications set forth for “accounting and financial expertise” as defined under the Companies Law.

David Ripstein has over three decades of experience in senior management positions in Israel’s telecommunications industry and Israel Defense Force technology and intelligence units. Mr. Ripstein has been serving as the President and Chief Executive Officer of GreenRoad Technologies Ltd., a global leader in fleet safety telematics, since 2017. In 2016 Mr. Ripstein served as the CEO of Spotoption Technologies a fintech SW provider. From 2000-2015, Mr. Ripstein served in various positions, including President & Chief Executive Officer, in RADCOM, a Nasdaq-traded (RDCM) provider of service assurance solutions. Prior to RADCOM, Mr. Ripstein co-founded two technology startups and served for 10 years as the head of a large R&D engineering group within the Israel Defense Force’s Intelligence Unit. Mr. Ripstein holds a B.Sc. in Electrical Engineering from the Technion. Haifa Institute of Technology.

Rami Hadar serves as a Managing Partner in Claridge Israel, an Israeli High-Tech Growth Fund, as well as serves on the board of its portfolio companies: AlgoSec, Gigaspaces, Cloudify and D-Fend. Prior to joining Claridge Israel, from 2006 to 2014, Mr. Hadar served as CEO and board member of Allot Communications [ALLT]. Early in his career Mr. Hadar co-founded and served as the CEO of CTP Systems (micro cellular networks) until its acquisition by DSP Communications (NASDAQ: DSPC). Mr. Hadar continued with DSPC’s executive management team for two years, and subsequently the company was acquired by Intel. Thereafter, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President, Sales and Marketing. Following that, Mr. Hadar served as CEO of Native Networks where he was instrumental in successfully reshaping the company into a market-driven provider of MPLS based solutions to tier-1 telecoms and in orchestrating the company’s ultimate acquisition by Alcatel. He spent one year as a venture partner in JVP before joining Allot. Mr. Hadar holds a B.Sc. in Electrical Engineering from the Technion, Israel’s Institute of Technology.

Ilan Rosen currently serves as Managing Director in HarbourVest Partners LLC, a global private equity firm with more than 700 employees, that manages about $75B worth of investments in various private equity strategies around the globe. Mr. Rosen has been managing the activity of HarbourVest in Israel since 2003. Mr. Rosen additionally serves as a board member of the “Nazareth District Water and Sewage municipal authority LTD” since 2019. From 1997-2012 Mr. Rosen served as Chairman of the Board of Tdsoft LTD which later merged into VocalTec, (VOCL at NASDAQ). In the years 1996-2003 Mr. Rosen served as VP of Investments at Teledata Communications, where he was an active Chairman of various Teledata Subsidiaries, all of them high-tech communications companies (including Tdsoft). From 1993-1996 he served as the CEO of Adsha Development Ltd., an Israeli investment company that went public in 1994 on the Tel Aviv stock exchange. From 1989-1993 Mr. Rosen worked as a Senior Investment Manager at the Bank Hapoalim Investment Company, a private equity investment firm that was traded on the Tel Aviv Stock Exchange. In the years 1985-1989 he worked as an economic consultant at A. Twerski Economic Consulting. Mr. Rosen holds a BSc (cum laude) in Mechanical Engineering from Tel Aviv University in 1979 and an MBA from Tel Aviv University in 1986.

Cash Compensation for Service as Directors

Pursuant to Israeli law, any arrangement between the Company and a director regarding such director’s terms of office and employment (as a director or in other capacities in which he or she is engaged with the Company) must generally be consistent with the Company’s compensation policy, and generally requires the approval of the Company’s Compensation Committee (the “Compensation Committee”), Board and shareholders, in that order. Our Compensation Policy, which was most recently approved by the Company’s shareholders in July 2020 (the “Compensation Policy”), authorizes each of our non-executive directors to receive cash compensation, which includes annual and participation fees, as well as equity based compensation. Our Compensation Committee and Board of Directors have determined that, subject to the approval by our shareholders of the re-appointment of Mr. Zisapel, Ms. Langer and Mr. Liran, and the appointment of Mr. Hadar, Mr. Rosen and Mr. Ripstein for service as our directors, each of them shall be entitled to a cash compensation in accordance with the “fixed” amounts set forth in regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), based on the classification of the Company according to the amount of its capital. The “fixed” amounts include annual fee, per-meeting participation fee for participation in meetings of the Board and its committees, and reimbursement of travel expenses for participation in a meeting which is held outside of their place of residence, in the following amounts (indexed to Consumer Price Index in accordance with the Remuneration Regulations): NIS 68,983 (approximately $21,291 based on the representative NIS/USD exchange rate of NIS 3.24/$1.00 published by the Bank of Israel on June 1st, 2021 (the “Exchange Rate”)) as annual fee, NIS 2,568 (approximately $793, based on the Exchange Rate) as participation fee, per meeting, for an in person participation in meetings of the Board and its committees, NIS 1,541 (approximately $493, based on the Exchange Rate) as participation fee, per meeting, for participation in meetings of the Board and its committees by electronic means and NIS 1,284 (approximately $396, based on the Exchange Rate) for each written resolution.

The above-mentioned cash compensation is in line with the Compensation Policy.

As the above-mentioned amounts are within the range between the fixed and maximum amounts set forth in the Remuneration Regulations, as supplemented by the Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 2000.

For clarification, provided he is re-elected to serve as director, the Company will not pay Mr. Palti any cash compensation in connection with his service as such, until the end of his notice period relating to the cessation of service as the Company’s Chief Executive Officer (which exclusion shall elapse at the end of such notice period); See Item 3 for additional information.

Required Vote

An affirmative vote of a majority of the shares represented at the Meeting, in person, by proxy or by proxy card, and voting thereon, is required for the re-election of Mr. Zisapel, Ms. Langer, Mr. Palti and Mr. Liran and for the election of Mr. Hadar, Mr. Rosen and Mr. Ripstein to our Board. The re-election or election of each of these nominees, shall be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED that: Mr. Zohar Zisapel be, and he hereby is, re-elected to the Board, for a term of approximately three (3) years ending on the date of the Annual General Meeting that will be held in 2024; and

“FURTHER RESOLVED that: Ms. Yael Langer be, and she hereby is, re-elected to the Board, for a term of approximately three (3) years ending on the date of the Annual General Meeting that will be held in 2024; and

“FURTHER RESOLVED that: Mr. Ira Palti be, and he hereby is, re-elected to the Board, for a term of approximately three (3) years ending on the date of the Annual General Meeting that will be held in 2024; and

“FURTHER RESOLVED that: Mr. Shlomo Liran be, and he hereby is, re-elected to the Board of Directors, for a term of approximately three (3) years ending on the date of the Annual General Meeting that will be held in 2024; and

 “FURTHER RESOLVED that: Mr. Rami Hadar be, and he hereby is, elected to the Board, for a term of approximately three (3) years ending on the date of the Annual General Meeting that will be held in 2024; and

“FURTHER RESOLVED that: Mr. Ilan Rosen be, and he hereby is, elected to the Board, for a term of approximately three (3) years ending on the date of the Annual General Meeting that will be held in 2024; and

“FURTHER RESOLVED that: Mr. David Ripstein be, and he hereby is, elected to the Board, for a term of approximately three (3) years ending on the date of the Annual General Meeting that will be held in 2024.

The Board of Directors recommends a vote “FOR” approval of the proposed resolutions.

As each of the nominees for re-election has a personal interest in the foregoing proposed resolutions regarding his or her respective re-election, each of them refrained from making a recommendation with respect to his or her own re-election.

ITEM 2

APPROVAL OF GRANT OF OPTIONS TO THE COMPANY’S NON-EXECUTIVE
DIRECTORS

Background

According to the Companies Law, compensation paid to our directors require, in general, the approval of our Compensation Committee, Board of Directors and shareholders, in that order.

General

In order to attract and retain the best qualified candidates to our Board, and similar to the practice previously set by our shareholders with respect to the remuneration of Board members, our Compensation Committee and Board of Directors have approved, and resolved to recommend to our shareholders to approve, the grant of annual equity awards to each of Mr. Zisapel, Ms. Langer, Mr. Liran, Mr. Hadar, Mr. Rosen and Mr. Ripstein, with respect to their three-year terms of service as directors, as detailed below, in addition to the cash fees set forth under Item 1 above.

•
To Mr. Zisapel, Chairman of the Board of Directors, 150,000 options to purchase 150,000 Ordinary Shares, one third of which (50,000 option) shall be granted on the date of the Meeting, an additional one third (50,000) shall be granted upon the first anniversary of the Meeting (i.e., on July 12, 2022), and the remaining 50,000 shall be granted upon the second anniversary of the Meeting (i.e., on July 12, 2023), provided he is still a director of the Company at the time of each grant. The Compensation Committee and Board are of the opinion that, it would be appropriate to compensate Mr. Zisapel with the grant of an increased number of options in comparison to the number of options granted to the other non-executive members of the Board, taking into account, among others, the considerable amount of time required from him in order to fulfill his Board activities as a Chairman and his continued contribution to the Company’s success. The value of the equity grant to Mr. Zisapel equals, at the date of this Proxy Statement, is estimated at approximately $250,500 ($83,500 per annum). Such grant of options is in line with the Compensation Policy, according to which, the Chairman of the Board of Directors of the Company is entitled to receive an annual equity-based compensation of up to 3 times the annual equity based compensation of the other directors (see below).

For the purposes of this Proxy Statement the value of the Options is estimated, at the date of this Proxy Statement, and calculated, among other things, based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days prior to the filing date of this Proxy Statement (approx. $3.34 per share). Such value may vary from the actual value of the proposed option grant, which is calculated, among other things, based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days prior to the grant date.

•
To each of Ms. Langer, Mr. Liran, Mr. Hadar, Mr. Rosen and Mr. Ripstein, non-executive directors of the Company, options to purchase 50,000 Ordinary Shares, one third of which (16,667 options) shall be granted on the date of the Meeting, an additional one third (16,667 options) shall be granted upon the first anniversary of the Meeting (i.e., on July 12, 2022), and the remaining 16,666 options shall be granted on the second anniversary of the Meeting (i.e., on July 12, 2023), provided he or she are still directors of the Company at the time of each grant. The value of the equity grant to each of Ms. Langer, Mr. Liran, Mr. Hadar, Mr. Rosen and Mr. Ripstein, at the date of this Proxy Statement, is estimated at approximately $83,500 ($27,833 per annum). Such grant of options is in line with the Compensation Policy, according to which, each of the Company’s non-executive directors is entitled to receive equal annual equity-based compensation, which value shall not exceed $150,000 (per annum).

•
For clarification, provided he is re-elected to serve as director, Mr. Palti will not be granted any equity compensation in connection with his service as such, at least until the end of his notice period relating to the cessation of service as the Company’s Chief Executive Officer; See Item 3 for additional information.

If approved by our shareholders, all options granted each year, as detailed above, shall vest on the date of grant. The exercise price for the proposed grants shall be equal to the average closing price of the Company’s Shares on the Nasdaq Global Select Market for the period equal to thirty (30) consecutive trading days immediately preceding the date of grant of each portion of the total grant. In addition, subject to an earlier expiry in accordance with the terms of the Option Plan (as defined below), the options will expire upon the earlier of (i) six (6) years after the date of grant, or (ii) at such time as the closing price of the Company’s ordinary shares on Nasdaq falls below fifty percent (50%) of the exercise price detailed above and remains in such price or in a lower price for a period of at least 90 days (the “Knockout”), in which case the options shall be cancelled automatically.

These grants will be made under the Company’s Amended and Restated Share Option and RSU Plan (the “Option Plan”) and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the “Ordinance”), except for the options granted to Mr. Zisapel, Chairman of the Board, which will be granted under Section 3(9) of the Ordinance.

The proposed value of the equity awards detailed above was examined and evaluated by our Compensation Committee and Board in accordance with a peer group study; the peer group study is a compensation and benefit survey, conducted by a leading reputable consulting firm in the space of compensation, benefits, pension and employee risk benefits, we well as HR processes (the “Study”). The Study included peer companies selected to provide an appropriate comparative model, based on appropriate similarities taking into account a number of factors, including: market capitalization, type of industry, location of listing of securities, level of revenues, number of employees, geographical considerations and other factors that are considered relevant for comparison. . Following due consideration of the type and value of the equity awards, as well as the full compensation packages, granted to directors serving in companies included in the Study, our Compensation Committee and Board have determined that the value of the total compensation paid to our directors, including the value of the proposed equity awards, is below the median range of total director compensation provided by our peer companies.

When considering the proposed equity awards, our Compensation Committee and Board analyzed all factors and considerations required under our Compensation Policy and the Companies Law, including, inter alia, the responsibilities and duties of our directors, the estimation of such directors’ expected contribution and the importance of the directors to the future growth and success of the Company. Our Compensation Committee and Board of Directors believe that the above-mentioned grants of options are in the best interests of the Company, as: (i) the Company competes on qualified individuals to serve on its Board, and therefore needs to provide them with an adequate compensation package, which is aligned with the common practice implemented by our peers;  (ii) the grants align the interests of our directors with those of our shareholders; (iii) the grants will provide, together with the cash compensation, an adequate recognition for the time, attention and expertise required by our directors; and (iv) the grants will strengthen the foundation for attracting the most qualified and experienced directors in our industry through the grant of a compensation element having a long term incentive value, while taking into account the interests of the Company’s shareholders and their dilution level. In this respect, our Compensation Committee and Board remain committed to maintaining low levels of dilution, well below the 10% threshold recommended by the ISS (Institutional Shareholder Services) in its Israeli Proxy Voting Guidelines, with respect to any proposed and/or outstanding equity-based compensation plans (currently at approximately 6.71%).

Required Vote

An affirmative vote of a majority of the shares represented at the Meeting, in person, by proxy or by proxy card, and voting thereon, is required for the grant of options to each of our non-executive directors, as detailed above.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of 150,000 options to purchase 150,000 Ordinary Shares to Mr. Zohar Zisapel, Chairman of the Board of Directors, in the amounts and upon terms as described in this Item 2”.

“FURTHER RESOLVED, to approve the grant of 50,000 options to purchase 50,000 Ordinary Shares options to each of the other Company’s non-executive directors, namely, Ms. Langer, Mr. Liran, Mr. Hadar, Mr. Rosen and Mr. Ripstein, in the amounts and upon terms as described in this Item 2”.

The Board of Directors recommends a vote “FOR” approval of the proposed resolutions.

As Messrs. Zisapel, Langer and Liran have a personal interest in the foregoing proposed resolution, they each refrained from making a recommendation with respect to such resolution.

ITEM 3

APPROVAL OF CERTAIN COMPENSATION TERMS FOR OUR CURRENTLY SERVING
CHIEF EXECUTIVE OFFICER, MR. IRA PALTI

Background

Under the Companies Law, arrangements regarding the compensation of a Chief Executive Officer of a publicly traded company require the prior approval of the company’s compensation committee, board of directors and shareholders, in that order.

Mr. Ira Palti has been serving as our Chief Executive Officer for nearly 16 years, during which he worked incessantly to implement the Company’s vision. During his term of office, Mr. Palti brought the Company to significant achievements and growth, the Company’s solutions have earned an unblemished record on network performance and the Company leveraged the wireless transitions from 2G to 5G and established itself as a global leader; Mr. Palti has lead the Company forward in terms of number of customers, global spread and technological leadership, positioning it as the leading wireless hauling specialist company in terms of unit shipments and global distribution of our business, providing innovative high capacity wireless connectivity solutions to global markets across various industries, mainly wireless (mobile) networks service providers. Under his management the Company expended its business from sales of approximately $72 million to about 50 operators in 2005, to sales of approximately $282 million, directly and through a variety of channels, to over 404 service providers and more than 850 private network customers in more than 155 countries, in 2020, while struggling with COVID-19 challenges and restrictions. Further, under Mr. Palti’s leadership, the Company has presented three market-changing technologies: Wireless SDH, Wireless IP and industry-unique Multicore Outdoor solutions, changing and accelerating the way cellular networks are built, while carving the way on open RAN and disaggregated networks architecture. In addition, under Palti’s vision, Ceragon has leveraged wireless transitions from 2G to 5G, bringing exponential revenue jumps with each transition. In the last year alone, Ceragon won nine 5G design wins in key markets, scaling up its 5G leadership. Last, Mr. Palti has also lead the Company into new business models such as Program Based Selling, Software (SDN) services and others, while expending the Company’s market share and presence in adjacent segments of its markets and scaling up its position at the operators’ supply chain.

Noting and appreciating his successful tenure and enormous contribution to the Company during his long-term service, the Company and Mr. Palti have come to a mutual decision that Mr. Palti will terminate his role as Chief Executive Officer while remaining on the Board of Directors and appointed as Vice Chairman, and that, as of July 4, 2021, Mr. Doron Arazi will be succeeding Mr. Palti in the Chief Executive Officer position.

Under his existing employment agreement, our currently serving Chief Executive Officer, Mr. Ira Palti, is entitled to a gross annual base salary of NIS 1,080,000 (approximately $333,333, based on the Exchange Rate), plus customary benefits which include, among others, managers’ insurance, education fund, car expenses, long-term disability and life insurance. In addition, Mr. Palti is entitled to a performance-based annual cash bonus and to an annual equity grant.

We now seek our shareholders’ approval for an increase in Mr. Palti’s gross annual base salary, as well as for his cash bonus plan and equity grant relating to his term of service as the Company’s Chief Executive Officer in 2021. Further, since as of the beginning of July 2021, Mr. Palti will cease serving as such, we also seek our shareholders’ approval for an annual cash bonus with respect to the period during which Mr. Palti will support the transition of office to Mr. Doron Arazi; all as detailed under “Annual Cash Bonus for contribution during the Notice Period” below.

Mr. Palti will not receive any compensation for his service as Vice Chairman, either in cash or in equity, until the end of the Notice Period (as defined below).

General

Increase in Annual Base Salary

Mr. Palti’s gross annual base salary of NIS 1,080,000 (approximately $333,333, based on the Exchange Rate) has not been updated since 2012.

At the beginning of 2021, prior to the changes in management, it was resolved by our Compensation Committee and Board, that Mr. Palti’s gross annual base salary will be increased by 4.4%, to NIS 1,128,000 (approximately $348,148, based on the Exchange Rate); An examination of information relating to the base salaries, as well as to full compensation packages paid to Chief Executive Officers of companies included in the Study, showed that the current base salary, as well as the total compensation paid to Mr. Palti, is below the average base salary and total compensation paid to Chief Executive Officers of companies in the peer group. Therefore, and taking into consideration the long period of time during which such salary was not updated - our Compensation Committee and Board have approved, and recommend that our shareholders approve, the increase in Mr. Palti’s gross annual base salary, as set forth above, and believe that such proposed new salary is adequate and reasonable considering the benchmark information in the Study, and the fact that even following such change, Mr. Palti’s base salary and full compensation package will remain below the average base salary and total compensation referred to above.

2021 Cash Bonus Plan

Consistent with our Compensation Policy, and subject to the limitations set forth therein, the Company may determine, with respect to each year, the target and maximum annual cash bonuses, as well as related objectives and related weights, applicable thresholds and the formula for calculating the annual cash bonus payment to be granted to our Chief Executive Officer. As Mr. Palti will serve as Chief Executive Officer only until July 4, 2021, his actual cash bonus payment will be calculated based on the 2021 full year results, but payment will be pro-rated to the time of 2021 he actually served as such.

Taking into account numerous factors, including the provisions of the Compensation Policy, benchmark information from the Study and other relevant information and materials presented to them, our Compensation Committee and Board of Directors have approved in February 2021, and recommend that our shareholders approve, the following annual bonus cash plan for calendar year 2021, for Mr. Palti, including the following related objectives, their weights and terms:

On Target Bonus;

As approved by our shareholders with respect to previous years, the target annual bonus for 2021, which is the annual cash amount that Mr. Palti will be entitled to receive upon achievement of 100% of his objectives (see below), is equal to ten (10) monthly base salaries (approximately $290,123, assuming that the increased annual base salary shall be approved and based on the Exchange Rate) (the “On Target Bonus”).

Objectives and Weights;

(A)
Two financial measurable targets: (i) budget criteria, weighing 70% of the On Target Bonus; and (ii) cash flow criteria, weighing 10% of the On Target Bonus. These two targets were determined based on the Company’s 2021 annual business targets (each, a “Measurable Target”). Following the end of the calendar year, the actual achievements of the Company for 2021 shall be measured against each of the Measurable Targets, and the score results for each of the Measurable Targets (each, a  “CEO Measurable Achievement”), shall entitle Mr. Palti to a bonus payment comprised as follows: (a) achievement of 150% of the first Measurable Target set in (i) above shall entitle Mr. Palti to 100% payment for such Measurable Target’s respective weight of the On Target Bonus; (b) achievement of the cash flow criteria comprising the second Measurable Target set in (ii) above, shall entitle Mr. Palti to 100% payment for such Measurable Target’s respective weight of the On Target Bonus; (c) achievement of 200% of the first Measurable Target set in (i) above shall entitle Mr. Palti to 200% payment for such Measurable Target’s respective weight of the On Target Bonus; and (d) achievement of 200% of the cash flow criteria comprising the second Measurable Target set in (ii) above, shall entitle Mr. Palti to 200% payment for such Measurable Target’s respective weight of the On Target Bonus; and

(B)	A non-measurable target comprised of personal performance criteria, pre-determined by our Compensation Committee and Board of Directors, which shall be assigned a 20% weight.

Our Compensation Committee and Board of Directors have set a minimum threshold score with respect to each of the Measurable Targets, so that below a certain level of CEO Measurable Achievement, payment will not be made with respect to such Measurable Target, as well as a general plan threshold which is based on the achievement of a pre-determined measurable financial criteria, under which no annual cash bonus shall be paid to Mr. Palti.

Further, our Compensation Committee and Board have resolved that the maximum annual bonus payment to Mr. Palti for his service as the Company’s Chief Executive Officer in 2021 will be capped at 18  monthly-based salaries (180% of his On Target Bonus) (the “Maximum Payment Cap”), which cap is in compliance with the Compensation Policy, allowing a maximum payment cap of 250% of the On Target Bonus. The Maximum Payment Cap is, in the opinion of the Compensation Committee and the Board, an extremely challenging task to achieve.

Subject to receipt of shareholders’ approval of the above annual cash bonus plan, related objectives, weights and terms, for Mr. Palti, the Compensation Committee and the Board will determine, following approval by the Board of the Company’s audited financial statements for the 2021 fiscal year, and without the need for further shareholder approval, the actual bonus to be paid, if any, to Mr. Palti, with respect to his service as the company’s Chief Executive Officer in 2021; It being clarified again, that while the calculation of the actual bonus payment for 2021 shall be made based on the Company’s 2021 full-year results, Mr. Palti’s entitlement thereof shall be made on a pro-rata basis, based on the period during which he served as the Company’s Chief Executive Officer in 2021.

2021 Equity Grant

As remuneration for his contribution and efforts as the Company’s Chief Executive Officer in 2021, our Compensation Committee and Board of Directors have approved, and recommend that our shareholders approve, to grant to Mr. Palti 70,000 options to purchase 70,000 Ordinary Shares (the “Options”), under the following terms, noting that the amount of options proposed to be granted is: (i) approximately one-third of the amount granted to him in previous years – which is 225,000 options; and (ii) is also significantly low- when taking into consideration the fact that Mr. Palti fully serves as our Chief Executive Officer during the entire first half of 2021.

The value of the Options is estimated, at the date of this Proxy Statement, and calculated, among other things, based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days prior to the filing date of this Proxy Statement, at approximately $116,900. Such value may vary from the actual value of the proposed option grant, which is calculated, among other things, based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days prior to the Grant Date.

Subject to shareholders’ approval, the Options will be granted at the date of the Meeting (the “Grant Date”) with an exercise price equal to the average closing price of the Company’s Ordinary Shares on the Nasdaq Global Select Market for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date. The Options shall become fully vested on the last day of the Notice Period (as defined below), shall otherwise be subject to the terms of the Option Plan and shall be granted through a trustee under the “Capital Gains Route” of Section 102(b)(2) of Israeli Income Tax Ordinance, to the extent possible.

The proposed grant of Options is in line with the terms and limitations set forth in our Compensation Policy with respect to equity-based compensation, other than with respect to the vesting schedule thereof, which deviates from the term of the Compensation Policy, requiring a three-year vesting period. However, the length of the Notice Period (see below) combined with the small amount of options proposed to be granted (one-third of the regular amount, as detailed above) conforms to the Compensation Policy’s requirement, as well as to market practice, to have a one-year cliff prior to the vesting of the first tranche of options. I.e., had Mr. Palti been granted the amount of options granted to him in previous years, he would have had one-third of such amount vested at the end of one year from the date of approval of the grant by the shareholders, which is in line with the proposed vesting schedule of the Options. Further, in accordance with the Companies Law, the Compensation Committee, Board and shareholders can approve compensation terms in deviation from the Compensation Policy provided that the approvals of the Compensation Committee and Board are given after having weighed, inter alia, certain considerations and factors set forth in the Companies Law (see below), and shareholder approval is gained by a special majority vote, as further detailed below.

The grant of Options is in line with the Option Plan and with the Company’s Equity Award Grant Policy, and has a minor effect on shareholders dilution level, keeping the Company well below the 10% dilution threshold (see under Item 2 – APPROVAL OF GRANT OF OPTIONS TO THE COMPANY’S NON-EXECUTIVE DIRECTORS). Last, it should be noted that the vesting of all equity grants made to Mr. Palti in previous years, in his position as Chief Executive Officer, which shall not be vested at the end of the Notice Period, shall not be accelerated and that such equity shall continue to vest in accordance with its original vesting schedule until the termination of Mr. Palti’s engagement with the Company as a director, after which any un-vested equity shall expire and become null and void in accordance with the relevant provisions of the Option Plan.

Annual Cash Bonus for Contribution during the Notice Period

Under his current employment agreement, Mr. Palti is entitled to a 12-month notice period, which our Compensation Committee and Board resolved that will commence on July 4, 2021 (the “Notice Period”). According to his agreement, Mr. Palti is entitled to all of his terms of employment during the Notice Period.  Accumulated vacation days will be used until the end of the Notice Period. Further, in accordance with his current employment agreement and Israeli law, the Company will also release Mr. Palti’s compensation component from his managers’ insurance policy/pension fund/combination of the two, and will supplement his severance pay in cash, in accordance with his last salary, at the end of the Notice Period; it being clarified that the above-mentioned payments include only what Mr. Palti is entitled to receive in accordance with his employment agreement and under Israeli law, and not more than that.

During the Notice Period, Mr. Palti will remain in employment relationship with the Company, and will continue to be subject to duties imposed on executives under Israeli law, such as the duty of care and the duty of loyalty. He will also remain subject to all other obligations imposed under his employment agreement, such as non-compete, non-solicitation and confidentiality obligations. In addition, despite the fact that he will no longer serve as Chief Executive Officer, during the Notice Period he will remain at the dispose of the Company by supporting the entering Chief Executive Officer, assisting him and the Company as shall be required in order to ensure that the transition of office is carried out as smoothly and as successfully as possible.

Hence, noting the interest in Mr. Palti’s provision of an on-going meaningful support to the Company and to the entering Chief Executive Officer, Mr. Arazi, during the entire Notice Period,; his entitlement to an annual cash bonus under his terms of employment; his performance during his long 16-years tenure as the Company’s Chief Executive Officer; and the message that the Company wish to convey inside the organization in connection with termination after such long-term service as executive of the Company, our Compensation Committee and Board have approved, and we are now seeking our shareholders’ approval for, the grant of an annual cash bonus for the Notice Period. Such annual cash bonus shall be calculated based on the average score of the actual annual cash bonus payments received by Mr. Palti during the years 2017 through 2021 (inclusive), and is estimated to be in a sum of approximately $200,000 (assuming the actual bonus payment for 2021 will represent the On-Target Bonus), representing approximately 7.5 monthly base salaries, which is well below  the Maximum Payment Cap.

For clarification, the aggregate of all discretionary payments to be made to Mr. Palti in connection with his cessation of service as Chief Executive Officer, as detailed above, are expected to represent up to approximately 19.5 monthly-based salaries, which may be slightly above the 18 monthly-based salaries, the limit set forth under the Compensation Policy on severance payments, but well below the 24 monthly-based salaries cap, representing ISS’s policy on such payments.

Considerations Taken by the Compensation Committee and the Board when approving the compensation items of Mr. Palti

When considering the compensation terms of Mr. Palti is his position as the Company’s Chief Executive Officer in 2021, our Compensation Committee and Board analyzed all factors and considerations required under the Compensation Policy and the Companies Law, including, inter alia: (i) the responsibilities and duties of our Chief Executive Officer; (ii) Mr. Palti’s education, qualifications, expertise and extensive experience; (iii) the size of the Company and the scope, complexity and nature of its operations; (iv) the Study and benchmark information, according to which Mr. Palti’s compensation shall be below the average total compensation paid to Chief Executive Officers in our peer group; (v) market compensation trends; (vi) the fact that the proposed compensation terms are mostly in line with the Compensation Policy and include an appropriate balance between the fixed components and the variable components (the variable components are limited to maximums that are consistent with the requirement for a close link between payments to the Chief Executive Officer and the Company’s performance, while protecting the interests of the Company and its shareholders);  (vii) certain considerations and factors set forth in the Companies Law required to be taken with respect to the vesting period of the Options and the total separation package, noting that despite the  deviations from the terms of the Compensation Policy in both aspects – under the circumstances – such deviations are reasonable, adequate and in the best interests of the Company and its shareholders; and (viii) examination of data regarding the ratio between the proposed compensation and the wages of the rest of the Company’s employees and, particularly, the ratio to the average wage and the median wage of such employees and the impact of the gaps between them on the labor relations in the Company, and determination that the said ratio is reasonable and will not adversely affect labor relations in the Company.

Considering the set of parameters and considerations, as well as the arguments specified above, the Compensation Committee and the Board have determined that the proposed compensation terms, as detailed above, are fair, reasonable and customary.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting at the Meeting in person or by proxy is required for the approval of Mr. Palti’s compensation terms specified above; provided that, the majority of the Shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or that the total number of Shares referred to above voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company.

Under the Companies Law, in general, a person will be deemed to be a “controlling shareholder” if that person has the power to direct the activities of the company, other than by reason of serving as a director or other office holder of the company, and a person is deemed to have a “personal interest” if he or she or any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a “personal interest” if a company, other than Ceragon, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

The term “immediate family” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

The approval of Mr. Palti’s compensation terms for service as the Company’s Chief Executive Officer and the approval of the annual cash bonus relating to his contribution during the Notice Period shall be voted upon separately at the Meeting.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to the special majority vote required for the approval of this proposal.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve Mr. Palti’s compensation for service as the Company’s Chief Executive Officer in 2021, upon the terms described in this Item 3”; and

“FURTHER RESOLVED, to approve Mr. Palti’s annual cash bonus in connection with his contribution to the Company during the Notice Period, as described in this Item 3”.

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

As Mr. Ira Palti has a personal interest in the above proposals, he refrained from making a recommendation with respect thereto.

ITEM 4

APPROVAL OF THE TERMS OF OFFICE AND EMPLOYMENT OF THE COMPANY’S
ENTERING CHIEF EXECUTIVE OFFICER, MR. DORON ARAZI

Background

On April 12, 2021, the Company announced that as of the beginning of July 2021, Mr. Doron Arazi will be succeeding Mr. Ira Palti in the position of Chief Executive Officer, effective on the same date (the “Service Commencement Date”).

Between 2016 and 2019, Mr. Arazi served as the Company’s Deputy Chief Executive Officer. During this time, Mr. Arazi led the activities of the APAC and India regions which accounted for over 50% of the Company’s annual revenue. Mr. Arazi worked to bring new organizational changes and business models into effect, increasing profitability as well as the regional revenue – from $110M in 2016 to $179M in 2018. Between October 2014 and March 2019, in his capacity as the Company’s Chief Financial Officer, Mr. Arazi became intimately familiar with the financial particulars of Ceragon. He was successful in moving the Company from losses and negative cash flow to significant profits and positive cash flow. Within two years, he reduced the Company’s debt to its bank consortium from over $50M to 0, and rebuilt trust with vendors, banks and the investors community. Before joining Ceragon as CFO, Mr. Arazi had a long, successful career with Amdocs where he managed the business relationship with a U.S. Tier 1 mobile operator and was responsible for hundreds of employees. Prior to Amdocs, Mr. Arazi looked after the financial and growth activities of other high-tech companies in the telecommunications sector, including serving as CFO of Allot Communications and VP of Finance at Verint. Mr. Arazi is a CPA and holds a B.A. degree in Economics and Accounting as well as an MBA degree focusing on Finance and Insurance, both from the Tel Aviv University.

Under the Companies Law, arrangements regarding the compensation of a Chief Executive Officer of a publicly traded company should generally be consistent with such company’s compensation policy and require the prior approval of the company’s compensation committee, board of directors and shareholders, in that order.

Following the approval of our Compensation Committee and Board, we now seek our shareholders’ approval for the terms of office and employment proposed for Mr. Arazi in his capacity as the Company’s Chief Executive Officer, as of the Service Commencement Date.

General

Following are the principal terms of office and employment proposed for Mr. Arazi in his position as the Company’s Chief Executive Officer:

Annual Base Salary

Mr. Arazi will be entitled to a gross annual base salary of NIS 1,080,000 (approximately $333,333, based on the Exchange Rate), plus customary fringe benefits which include, among others, managers’ insurance, education fund, long-term disability and life insurance.

Annual Bonus Plan

Each year, Mr. Arazi will be entitled to a target bonus plan, in accordance with the objectives, parameters and weights that shall be determined by the Compensation Committee and Board of Directors and subject to obtaining the required shareholder approval therefor. For his service as the Company’s Chief Executive Officer in 2021, Mr. Arazi will be entitled to the same annual bonus plan as proposed with respect to Mr. Palti under Item 3 above, except that his On Target Bonus shall be equal to eight (8) monthly base salaries (approximately $222,222, based on the Exchange Rate).

Subject to receipt of shareholders’ approval of the above 2021 annual cash bonus plan, related objectives, weights and terms thereof for Mr. Arazi, the Compensation Committee and the Board of Directors will determine, following approval by the Board of the Company’s audited financial statements for 2021, and without the need for further shareholder approval, the actual bonus to be paid, if any, to Mr. Arazi, with respect to his service as the company’s Chief Executive Officer in the calendar year 2021. It being clarified, that the actual bonus to be paid to Mr. Arazi shall be calculated based on the 2021 full-year results but his entitlement thereof shall be made on a pro-rata basis, based on the period during which he served as the Company’s Chief Executive Officer in 2021.

Equity Grants

Mr. Arazi will be entitled to participate in the Company’s annual incentive equity award plan, as shall be determined by the Compensation Committee and Board of Directors from time to time and subject to obtaining all required corporate approvals.

In addition, as a one-time equity grant to an incoming Chief Executive Officer, made solely in connection with Mr. Arazi’s hiring, it is proposed to grant to Mr. Arazi 450,000 options to purchase 450,000 Ordinary Shares (“Mr. Arazi’s Options”), the value of which is estimated, at the date of this Proxy Statement, and calculated, among other things, based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days prior to the filing date of this Proxy Statement, at approximately $751,500. Such value may vary from the actual value of the proposed option grant, which is calculated, among other things, based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days prior to the grant date. In determining the size of Mr. Arazi’s Options, our Compensation Committee and Board took into consideration several factors, including (i) the competitive market for superior candidates at other comparable companies based on a review of the Study; (ii) Mr. Arazi’s then-current compensation at his prior employer, including the estimated amount of compensation he would forfeit by accepting employment with the Company and Mr. Arazi’s amount and value of equity-based compensation that was forfeited when he ceased service as the Company’s vice Chief Executive Officer in 2020; and (iii) the need to set the right balance of incentives for a successful turnaround and long-term creation of shareholder value with inducement to join the Company at a challenging point. It being clarified, that the amount of options to be granted to Mr. Arazi under the yearly award plans, as detailed above, shall be significantly lower, and that even when taking into consideration Mr. Arazi’s Options, the Company maintains a dilution level which is well below the 10% dilution threshold (see under Item 2 – APPROVAL OF GRANT OF OPTIONS TO THE COMPANY’S NON-EXECUTIVE DIRECTORS).

Subject to shareholder approval, Mr. Arazi’s Options shall be granted under the following terms:

•	Mr. Arazi’s Options shall be granted on the date of the Meeting (in this Item, the “Grant Date”);

•
The exercise price of Mr. Arazi’s Options shall be equal to the average closing price of the Company’s Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date;

•
Mr. Arazi’s Options shall vest over a period of four (4) years, in four (4) equal tranches following the Grant Date, with a one-year cliff, so that on each anniversary of the Grant Date, 25% of the total grant (125,000 of Mr. Arazi’s Options) shall vest (subject to acceleration of vesting in the circumstances detailed below);

•
Subject to an earlier expiry in accordance with the terms of the Option Plan, the Options will expire upon the earlier of (i) six (6) years after the date of grant, or (ii) at such time as a Knockout shall have occurred, in which case the options shall be cancelled automatically;

•	Mr. Arazi’s Options shall be granted pursuant to the Option Plan, and the grant shall be made through a trustee under the "Capital Gains Route" of Section 102(b)(2) of the Ordinance; and

•
The vesting of Mr. Arazi’s Options will be subject to acceleration in the following double trigger mechanism: in the event that by the date of the consummation of a Corporate Transaction (as defined in the Option Plan)(i) Mr. Arazi’s employment with the Company (or the surviving entity following merger) is terminated not for Cause or for Serious Cause (as such terms are defined in the Option Plan), or (ii) there is a change in Mr. Arazi’s position in the Company (or the surviving entity following merger) and Mr. Arazi is not offered to continue to be employed in a comparable or more senior position and/or on comparable or more favorable terms, the vesting of all of the unvested options included in Mr. Arazi’s Options, as of such date, shall accelerate upon the consummation of the Corporate Transaction. Mr. Arazi shall undertake that in the event that he will sell any of Mr. Arazi’s Options, the vesting of which accelerated as a result of this double trigger mechanism, he will remain employed by the Company (or the surviving entity following merger) for a six-month period following the consummation of the Corporate Transaction (subject to the Company’s or the surviving entity’s request) and the consideration received for such sale shall be held in escrow until the earlier of (i) the termination of Mr. Arazi’s employment, or (ii) the lapse of a six-month period following the consummation of the Corporate Transaction.

Annual Vacation

Mr. Arazi will be entitled to up to 23 vacation days per year, with a permitted accumulation of up to one year.

Notice Period

90 days.

Additional Benefits

Mr. Arazi shall be entitled to additional benefits, such as car maintenance, mobile phone and meals arrangements.

Indemnification and Insurance

Mr. Arazi will be a party to the form of letter of indemnification that the Company provides its office holders and directors with, and will be insured under the Company’s directors and officers insurance policy.

Considerations Taken by the Compensation Committee and the Board when approving the terms of office and employment to Mr. Arazi

When considering the terms of office and employment proposed for Mr. Arazi as the Company’s Chief Executive Officer, our Compensation Committee and Board analyzed all factors and considerations required under the Compensation Policy and the Companies Law, including, inter alia: (i) the responsibilities and duties of our Chief Executive Officer, considering the size of the Company and the scope, complexity and nature of its operations; (ii) Mr. Arazi’s education, qualifications, expertise and extensive experience in the telecommunications industry in general, and his performance in his various roles in the past; (iii) the information included in the Study and benchmark information, according to which the terms of office and employment proposed for Mr. Arazi are below the average terms of office and employment paid by the Company’s peers to their Chief Executive Officers; (iv) market compensation trends; (v) the appropriate balance between the fixed components and the variable components comprising the proposed compensation, and the fact that the variable components are limited to maximums that are consistent with the requirement for a close link between payments to the Chief Executive Officer and the Company’s performance and increase of its profits, while protecting the interests of the Company and its shareholders; (vi) the proposed terms of office and employment of Mr. Ira Palti in his position as the Company’s Chief Executive Officer (see Item 3 above); and (vii) examination of data regarding the ratio between the proposed compensation and the wages of the rest of the Company’s employees and, particularly, the ratio to the average wage and the median wage of such employees and the impact of the gaps between them on the labor relations in the Company, and determination that the said ratio is reasonable and will not adversely affect labor relations in the Company.

Considering the set of parameters and considerations, as well as the arguments specified above, our Compensation Committee and Board determined that the proposed terms of office and employment for the entering Chief Executive Officer, Mr. Doron Arazi, are fair, reasonable and customary.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting at the Meeting in person or by proxy, is required for the approval of the terms of office and employment of Mr. Doron Arazi as the Company’s Chief Executive Officer; provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company.

Please see Item 3 above for the definitions of the terms “controlling shareholders” and “personal interest”.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to the special majority vote required for the approval of this proposal.

As set forth in the Companies Law, if our shareholders oppose the approval of the proposed terms of office and employment for Mr. Arazi, the Compensation Committee and Board of Directors may nevertheless approve such terms, in “special cases”, after having held another discussion regarding such terms, on the basis of detailed reasoning that considered the rationale behind the shareholders’ opposition and after determining that such approval is in the best interests of the Company.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the terms of office and employment of Mr. Doron Arazi in his position as the Company’s Chief Executive Officer, as detailed in this Item 4, be, and hereby are, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

ITEM 5

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting.

General

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditor for the fiscal year ending December 31, 2021 and for the year commencing January 1, 2022 and until immediately following the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Financial Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Kost Forer has served as the Company’s independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other services that relate to transactional activities. Our Financial Audit Committee and the Board of Directors believe that such limited non-audit functions do not affect the independence of Kost Forer.

As a result of the combined provisions of the Israeli law, our Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent auditor requires the approval of the shareholders of the Company, and its compensation requires the approval of our Financial Audit Committee. The Company’s Financial Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Kost Forer, and have recommended their re-appointment as the Company’s independent auditor for the fiscal year ending December 31, 2021 and for the year commencing January 1, 2022 and until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company’s shareholders.

The following table presents the aggregate amounts of fees paid by the Company to Kost Forer for its services to the Company for the fiscal year ended December 31, 2020:

Services Rendered	Fees
Audit Fees (1)	$714,000
Audit related fees(2)	$-
Tax Fees (3)	$43,000
Other Services (4)	$-
Total	$757,000

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related fees principally relates to assistance with audit services and consultation.

(3)	Tax fees relate to tax compliance, planning and advice.

(4)	Other consulting services.

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the re-appointment of Kost Forer as the Company's independent auditor.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditor of the Company for the fiscal year ending December 31, 2021 and for the year commencing January 1, 2022 and until immediately following the next annual general meeting of shareholders.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2020 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2020 (filed with the SEC on March 8, 2021), may be viewed on our website – https://www.ceragon.com/investors/financial-information or through the EDGAR website of the SEC at www.sec.gov. Except as noted above under “Beneficial Ownership of Securities by Principal Shareholders and Management”, none of the auditor’s report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors

June 7, 2021